--------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-30264
                                ---------------

                                  (Check One):
        [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                        For Period Ended: March 31, 2002
       --------------------------------------------------------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                                ---------------

    --------------------------------------------------------------------

                      Nothing in this form shall be construed to
                           imply that the Commission has
                        verified any information contained
                                      herein.
    --------------------------------------------------------------------

                            If the notification relates to a
                           portion of the filing checked above,
                            identify the Item(s) to which the
                                  notification relates:

    --------------------------------------------------------------------


                        PART I -- REGISTRANT INFORMATION


    --------------------------------------------------------------------
                             Full Name of Registrant

                                   ACOLA CORP.
                          (Formerly MegaChain.com Ltd.)
    --------------------------------------------------------------------

                        8303 Southwest Freeway, Suite 950
                              Houston, Texas 77074
              Address of Principal Executive Office (Street and Number)
    --------------------------------------------------------------------


                        PART II--RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

                  [  ]     (a)      The  reasons  described  in  reasonable
         detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  [  ]     (c)      The  accountant's  statement  or other
         exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III--NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                  On October 15, 2001, the Company and Acola Corp., a Delaware corporation ("Acola"), completed the transactions contemplated by the Agreement and Plan of Reorganization (the "Agreement") dated September 18, 2001 pursuant to which the Company acquired 100% of the equity interests in Acola with Acola changing its name to MCGL Acquisition Corp. and continuing as a wholly-owned subsidiary of the Company. The Company has moved its offices from Vancouver, British Colombia to Houston, Texas. Additional time is need in order to file a complete and accurate Form 10Q-SB



                           PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                   Robert B. Dillon           (713)             270-9499
-------------------------------------------------------------------------------
                      (Name)              (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           [X] Yes          [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                           [  ] Yes         [ X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The expectation is that the operational performance during the third quarter will be significantly lower then the last fiscal year. As a result of data, including financial statements, currently being unavailable a reasonable estimate cannot be made.


                                   ACOLA CORP.
                   ----------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 14, 2002                /s/Michael G. Wirtz
                                  ---------------------------
                             Name: Michael G. Wirtz
                            Title: Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
-------------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
-------------------------------------------------------------------------------